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Commission File No.: 0-29954

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

THE THOMSON CORPORATION

(Translation of registrant's name into English)

Suite 2706, Toronto Dominion Bank Tower
P.O. Box 24, 66 Wellington St. West
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

EXHIBIT INDEX IS LOCATED AT PAGE 2 OF 5

Information furnished on this form:

Press Release dated August 23, 2002 of The Thomson Corporation entitled "Thomson Acquires Current Drugs Ltd.".

EXHIBIT

Exhibit Number	Page
1. Press Release dated August 23, 2002	4

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements contained in Exhibit Number 1 constitute forward-looking statements, which are based on the Corporation's current expectations and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, among others, general business and economic conditions and competitive actions.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Thomson Corporation (Registrant)
Date: August 23, 2002	/s/ Paula R. Monaghan
Assistant Secretary

The Thomson Corporation Toronto Dominion Bank Tower, Suite 2706 PO Box 24, Toronto-Dominion Centre Toronto, Ontario M5K 1A1 Tel (416) 360-8700 Fax (416) 360-8812 www.thomson.com

News Release

Investor Contact:	Media Contact:
John Kechejian	Jason Stewart
Vice President, Investor Relations	Director, Public Relations
The Thomson Corporation	The Thomson Corporation
(203) 328-9470	(203) 328-8339
john.kechejian@thomson.com	jason.stewart@thomson.com

For Immediate Release

THOMSON ACQUIRES CURRENT DRUGS LTD.
Strengthens Position in Emerging Pharmaceutical and Biotechnology Research Solutions Market

STAMFORD, Conn. and TORONTO, August 23, 2002 — The Thomson Corporation (NYSE: TOC; TSX: TOC) today announced that it has acquired privately-held, UK-based Current Drugs Ltd. (Current Drugs), a global leader in the delivery of integrated competitor intelligence services to the research solutions market serving the pharmaceutical and biotechnology industries. Current Drugs provides databases, systems and services such as the Investigational Drugs database (IDdb), the premier service for scientists and business executives involved in drug research and development. Financial terms of the agreement were not disclosed.

The addition of Current Drugs enhances the offerings Thomson provides to the drug discovery and development functions within pharmaceutical and biotechnology companies. When combined with other Thomson products and businesses such as Derwent World Patent Index, Derwent GENESEQ, ISI Web of Science, as well as the workflow capabilities of Wila Verlag, Current Drugs further enables Thomson to deliver a highly differentiated, comprehensive research solution to the pharmaceutical and biotechnology market.

"This is a very exciting development for all involved," said Mike Tansey, chief executive officer of Thomson Scientific. "Thomson brings to Current Drugs the additional expertise, must-have content, and infrastructure needed to grow the business and meet the expanding needs of its customers. And with the addition of this business, Thomson will soon be able to offer a range of databases and services on the IDdb platform that will help customers achieve improved productivity in their R&D organizations."

— more —

Thomson Acquires Current Drugs Ltd.

August 23, 2002

        Based in London, Current Drugs provides databases, systems, and services to the pharmaceutical and biotechnology industries and to the companies that service these industries, such as clinical research organizations and chemical suppliers. Its primary product, the IDdb, delivers mission-critical content in a manner that enables integration with a client's own proprietary data and supports the researcher workflow by using a proprietary thesaurus. In addition to IDdb, Current Drugs provides products focusing on specific areas of scientific research, including the distinguished review journal Current Opinion in Drug Discovery and Development, and patent-based competitor intelligence services for the bio-pharmaceutical sector.

        "I am delighted that Current Drugs has joined Thomson, enabling us to grow this successful business and better meet the needs of customers," said Ian Tarr, Managing Director of Current Drugs. "Thomson is well-known in the industry as a leading publisher of widely-used, comprehensive databases and integrated information solutions, and I look forward to working with colleagues at Derwent and ISI to deliver a range of integrated information solutions on our IDdb platform."

        Current Drugs will become a part of the Scientific & Healthcare operating group within Thomson, and will continue to be run by its current business management group led by Ian Tarr, reporting directly to Michael Tansey.

The Thomson Corporation

        The Thomson Corporation, with 2001 revenues of $7.2 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

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EXHIBIT
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
SIGNATURES